November 2013 Pricing Sheet dated November 29, 2013 relating to Preliminary Pricing Supplement No. 1,160 dated November 18, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Enhanced Trigger Jump Securities due May 31, 2016 Based on the Performance of West Texas Intermediate Light Sweet Crude Oil
Principal at Risk Securities
PRICING TERMS – NOVEMBER 29, 2013
Issuer:	Morgan Stanley
Aggregate principal amount:	$1,775,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	November 29, 2013
Original issue date:	December 4, 2013 (3 business days after the pricing date)
Maturity date:	May 31, 2016
Underlying commodity:	West Texas Intermediate light sweet crude oil (“WTI crude oil”)
Payment at maturity:
$1,000  +  return amount, subject to the maximum payment at maturity.  This payment may be greater than or less than the stated principal amount.  There is no minimum payment at maturity.  Accordingly, you could lose your entire initial investment in the securities.

Maximum payment at maturity:	$1,300 per security (130% of the stated principal amount)
Return amount:
If the commodity percent change is greater than the downside threshold value, the return amount will be an amount in cash equal to:
$1,000  x  [the greater of (i) the commodity percent change and (ii) the fixed percentage]
If the commodity percent change is less than or equal to the downside threshold value, the return amount will be an amount in cash equal to:
$1,000  x  the commodity percent change
In this case, the return amount will be negative and your payment at maturity per security will be an amount less than or equal to 80% of the stated principal amount and could be zero.

Fixed percentage:	12.1%
Downside threshold value:	-20%
Commodity percent change:	(final commodity price – initial commodity price) / initial commodity price
Final commodity price:	The commodity price on the valuation date
Initial commodity price:	$92.72, which is the commodity price on the pricing date
Commodity price:
For any trading day, the official settlement price per barrel of WTI crude oil on the New York Mercantile Exchange (the “NYMEX”) Division of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date

Valuation date:	May 25, 2016, subject to adjustment for non-trading days and certain market disruption events.
CUSIP / ISIN :	61762GAQ7 / US61762GAQ73
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Estimated value on the pricing date:	$955.60 per security. See “Summary of Pricing Supplement” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$1,000	$22.50	$977.50
Total	$1,775,000	$39,937.50	$1,735,062.50
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each security they sell.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary pricing supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 1,160 dated November 18, 2013
Prospectus Supplement dated November 21, 2011              Prospectus dated November 21, 2011

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.